FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2021

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 390 Madison Avenue New York, NY 10017 +1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2021, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on page 3 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments — The Federal Republic of Germany — Overview of Key Economic Figures” section with the text under the caption “Recent Developments — The Federal Republic of Germany — Overview of Key Economic Figures” on pages 4–7 hereof.

•	Exhibit (d) is hereby amended by adding the text under the captions “Recent Developments — The Federal Republic of Germany — Economic Outlook” and “ — Fiscal Outlook” on page 8 hereof to the “Recent Developments — The Federal Republic of Germany” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — The Federal Republic of Germany — Other Recent Developments” on pages 9−11 hereof to the “Recent Developments — The Federal Republic of Germany — Other Recent Developments” section.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated October 18, 2022 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

2

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On November 2, 2022, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 0.9908 U.S. dollar (1.0093 EUR per U.S. dollar).

RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the 9 Months Ended September 30, 2022

The financial figures in this section are based on preliminary, unaudited unconsolidated results for Rentenbank's nine months ended September 30, 2022. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP (German Commercial Code or “HGB”). Rentenbank will prepare its final annual financial statements in accordance with HGB. Rentenbank expects its final, audited annual financial statements for 2022 to be announced at a press conference and published in April 2023.

The first three quarters of 2022 were characterized by rising demand for the Issuer’s special promotional loans. These loans granted at particularly favorable interest rates for specific promotional purposes and assistance measures amounted to EUR 5,058.5 million (as compared to EUR 4,004.9 million for the first three quarters of 2021).

From the total anticipated medium and long-term issue requirement of prospective EUR 11.0 billion for 2022, the Issuer was able to raise EUR 11.1 billion in the first three quarters (as compared to EUR 9.8 billion in the first three quarters of 2021).

At September 30, 2022, total assets amounted to EUR 106.6 billion (as compared to EUR 97.4 billion at September 30, 2021).

3

RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2021	0.8	1.9
4th quarter 2021	0.0	1.2
1st quarter 2022	0.8	3.6
2nd quarter 2022	0.1	1.6
3rd quarter 2022	0.3	1.2

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) increased by 0.1% in the second quarter of 2022 (revised result based on most recent calculations) and by 0.3% in the third quarter of 2022, in each case compared to the previous quarter on a price-, seasonal- and calendar-adjusted basis, demonstrating how the German economy has managed to hold its ground despite the difficult framework conditions of the global economy, with the continuing COVID-19 pandemic, supply chain interruptions, rising prices and the war in Ukraine. According to first provisional calculations, the economic performance in the third quarter of 2022 is mainly based on private consumption expenditure.

Germany’s GDP in the third quarter of 2022 increased by 1.2% on a price and calendar-adjusted basis compared to the third quarter of 2021. Compared to the fourth quarter of 2019, which is the most recent quarter before the COVID-19 pandemic began, Germany’s GDP in the third quarter of 2022 increased for the first time since the start of the COVID-19 pandemic, by 0.2%.

Due to the continuing COVID-19 pandemic and the impact of the war in Ukraine, these results are subject to larger uncertainties than usual.

Source: Federal Statistical Office, Gross domestic product in the 3rd quarter of 2022 up 0.3% on the previous quarter, press release of October 28, 2022 (https://www.destatis.de/EN/Press/2022/10/PE22_457_811.html).

4

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
September 2021	0.0	4.1
October 2021	0.5	4.5
November 2021	-0.2	5.2
December 2021	0.5	5.3
January 2022	0.4	4.9
February 2022	0.9	5.1
March 2022	2.5	7.3
April 2022	0.8	7.4
May 2022	0.9	7.9
June 2022	0.1	7.6
July 2022	0.9	7.5
August 2022	0.3	7.9
September 2022	1.9	10.0

The inflation rate in Germany, measured as the year-on-year change in the consumer price index, stood at 10.0% in September 2022, reflecting a marked increase compared to August 2022 (+7.9%) and July 2022 (+7.5%). The high inflation rate continues to be driven by price increases for energy products, which were previously slightly offset by the downward effects of two temporary transport-related measures from the Federal Government’s relief package: the subsidized use of public transport and a fuel tax relief, both in place from June 1, 2022 through August 31, 2022. The end of both measures accelerated the price rises in September 2022. In addition to the rising prices of all energy products due to Russia’s invasion of Ukraine, delivery bottlenecks and significant price increases at upstream stages in the economic process had an impact on the overall inflation rate. The prices of other goods and services also went up as a consequence, among them many food products.

Prices of goods (total) increased by 17.2% from September 2021 to September 2022. Energy product prices in September 2022 increased by 43.9% compared to September 2021, following a 35.6% increase in August 2022 compared to August 2021. In September 2022, there was a particularly large price increase for household energy (+51.8%), compared to September 2021. Heating oil prices more than doubled year on year (+108.4%) and natural gas prices rose by 95.1% year on year. Electricity prices increased by 21.0% year on year. Motor fuel prices in September 2022 increased by 30.5% compared to September 2021. The high prices of energy products are due, in particular, to the large increases of international purchase prices.

Food prices rose considerably by 18.7% in September 2022 compared to September 2021. Compared to September 2021, price rises were recorded for all food groups in September 2022, with two-digit price increases being recorded for edible fats and oils (+49.0%) and for dairy products and eggs (+29.1%), but also for other food groups such as meat and meat products (+19.5%) and for bread and cereals (+18.5%). The prices of non-durable consumer goods (total), which also include energy and food, increased by 23.3% and those of durable consumer goods by 5.9% in September 2022 compared to September 2021. Excluding energy prices, the inflation rate in September 2022 would have been 6.0% year on year; excluding energy and food prices, it would have been 4.6%.

In September 2022, the prices of services (total) increased by 3.6% compared to September 2021. Net rents exclusive of heating expenses, which constitute a large part of household final consumption expenditure, rose by 1.8%. Larger price increases were observed for the maintenance and repair of dwellings and residential buildings (+13.9%), package holidays (+10.4%) and for catering services in restaurants, cafés and the like (+8.5%).The prices of rail tickets in short-distance transport (+2.4%) and combined tickets for rail, bus and the like (+1.9%) were up again year on year in September 2022, following the expiry of the temporary transport-related government relief measures. In contrast, lower prices had to be paid for only a few services, for example telecommunications services (-1.5%) and services of social facilities (-1.4%) in September 2022 compared to September 2021.

5

Compared to August 2022, the consumer price index rose markedly by 1.9% in September 2022. Sharp rises in ticket prices were recorded for short-distance rail transport (+82.5%) and for combined passenger transport (+175.3%) as a result of the subsidy for the use of public transport ending. Energy prices as a whole rose by 6.9%, with price rises being observed in particular for motor fuels (+12.5%), which was influenced by the fuel discount ending. As regards household energy, especially gas prices were up (+6.7%). In addition, households paid more for food (+1.8%, including vegetables: +3.9%; dairy products: +2.2%). There were also seasonal price fluctuations in September 2022. Higher prices of clothing (+5.7%) were contrasted by lower prices of package holidays (-10.9%).

Based on preliminary results published by the Federal Statistical Office, the inflation rate in October 2022, is expected to be 10.4%, driven by higher energy prices (+43.0%) and an above average increase in food prices (+20.3%) in October 2022 compared to October 2021. In addition, marked price increases at the upstream stages in the economic process continued to have an upward effect on prices, together with the continuing supply chain interruptions caused by the COVID-19 pandemic. The reduction of VAT on natural gas supply and district heating from 19% to 7% with effect from October 1, 2022, is expected to have had a downward effect on the inflation rate in October. Compared to September 2022, the consumer price index is expected to increase by 0.9% in October 2022.

Sources: Federal Statistical Office, Inflation rate at +10.0% in September 2022, press release of October 13, 2022 (https://www.destatis.de/EN/Press/2022/10/PE22_438_611.html); Federal Statistical Office, Inflation rate of +10.4% expected in October 2022, press release of October 28, 2022 (https://www.destatis.de/EN/Press/2022/10/PE22_458_611.html); Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change, October 28, 2022 (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
September 2021	3.3	3.4
October 2021	3.1	3.3
November 2021	3.2	3.3
December 2021	3.0	3.2
January 2022	3.3	3.1
February 2022	3.2	3.1
March 2022	3.0	3.0
April 2022	3.2	3.0
May 2022	2.9	3.0
June 2022	2.8	3.0
July 2022	3.3	3.0
August 2022	3.0	3.0
September 2022	2.9	3.0

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to September 2021, the number of employed persons in September 2022 increased by approximately 419,000 or 0.9%. Compared to August 2022, the seasonally adjusted number of employed persons in September 2022 remained stable.

In September 2022, the number of unemployed persons declined by approximately 147,000 or 10.2% compared to September 2021. Adjusted for seasonal and irregular effects, the number of unemployed persons in September 2022 stood at 1.31 million, on par with the level recorded in August 2022.

It should be noted that according to the employment account and labor force survey concepts, workers in short-time work schemes (Kurzarbeit) are not counted as unemployed persons but as persons in employment.

6

Sources: Federal Statistical Office, September 2022: employment in Germany at a record high, press release of November 2, 2022 (https://www.destatis.de/EN/Press/2022/11/PE22_464_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data, November 2, 2022 (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billions) (1)
Item	January-August 2022	January-August 2021
Goods	71.2	135.8
Services	-25.8	3.6
Primary income	75.8	72.3
Secondary income	-40.0	-35.1
Current account	81.3	176.6

(1)	Figures may not add up due to rounding; cumulated year-to-date figures computed on the basis of monthly figures.

Source: Deutsche Bundesbank, Wichtige Posten der Zahlungsbilanz, press release of October 13, 2022 (https://www.bundesbank.de/resource/blob/767558/6c917c6649ea6fd75186223dfdd527e8/mL/2022-10-13-zahlungsbilanz-anlage-data.pdf).

7

Economic Outlook

In its forecast published on October 12, 2022, the Federal Government projects German price-adjusted GDP to only rise by 1.4% in 2022 and to decrease by 0.4% in 2023 compared to increases of 2.2% and 2.5%, respectively, projected in its spring forecast of April 2022. The main reason for the downward revision of the spring 2022 forecast is the halt of Russian natural gas deliveries, as a result of which energy prices remain very high. The high energy prices, in turn, are impairing industrial production, especially in energy intensive sectors. Loss of purchasing power is also affecting price-adjusted private consumption, which is expected to decline in 2023. For 2024 the Federal Government projects GDP growth of 2.3%.

Sources: Bundesministerium für Wirtschaft und Klimaschutz, Herbstprojektion 2022, October 12, 2022 (https://www.bmwk.de/Redaktion/DE/Artikel/Wirtschaft/Projektionen-der-Bundesregierung/projektionen-der-bundesregierung-herbst-2022.html); Bundesministerium für Wirtschaft und Klimaschutz, Bundesregierung legt Herbstprojektion vor, press release of October 12, 2022 (https://www.bmwk.de/Redaktion/DE/Pressemitteilungen/2022/10/20221012-bundesregierung-legt-herbstprojektion-vor.html); Bundesministerium für Wirtschaft und Klimaschutz, Frühjahrsprojektion 2022, April 27, 2022 (https://www.bmwk.de/Redaktion/DE/Artikel/Wirtschaft/Projektionen-der-Bundesregierung/projektionen-der-bundesregierung-fruehjahr-2022.html).

Fiscal Outlook

The following table presents the Federal Government’s medium-term projection for the general government deficit/surplus and general government gross debt as a percentage of GDP for the five-year projection horizon 2022 until 2026 and the outcome in 2021 according to the German Draft Budgetary Plan for the years 2022 through 2026, as published by the Federal Ministry of Finance in October 2022. The projection does not take into account the EUR 200 billion protective shield announced by the Federal Government on September 29, 2022 and described below under “Other Recent Developments ⸺ Germany’s Response to Russia’s Invasion of Ukraine”. The details of the instruments and the volume and distribution of expenditures are still being finalized.

GENERAL GOVERNMENT BUDGETARY PROSPECTS(1)

	2026	2025	2024	2023	2022	2021
	(% of GDP)
General government deficit (-) / surplus (+)	-1	- 1½	- 2	- 2	- 3½	-3.7
General government gross debt	65¼	65¾	66	66¾	67¾	68.6

(1)	Forecast figures are rounded to one-quarter of a percent of GDP.

Source: Federal Ministry of Finance, German Draft Budgetary Plan 2023, Table 1, October 2022 (https://www.bundesfinanzministerium.de/Content/EN/Standardartikel/Press_Room/Publications/Brochures/german-draft-budgetary-plan-2023.pdf?__blob=publicationFile&v=2).

8

Other Recent Developments

Germany’s Response to Russia’s Invasion of Ukraine

On September 4, 2022, the ruling coalition announced a third relief package in an amount of EUR 65 billion to address the consequences of Russia’s invasion of Ukraine, comprising a variety of measures aimed particularly at persons with lower incomes and bringing the total support under the three relief packages announced to date to EUR 95 billion. Among other measures such as short-term support payments, the reform of housing and citizens allowance, various tax measures and structural changes to address the development of energy prices, which are currently being implemented, the VAT rate for gas consumption and district heating has been reduced from 19% to 7% with immediate effect from October 1, 2022 until the end of March 2024.

Furthermore, on September 29, 2022, the Federal Government announced a comprehensive package of measures – a “protective shield” for the economy with a volume of up to EUR 200 billion over the 2022-2024 period – to provide (interim) financing for government programs to mitigate the impact of rising gas and electricity prices (including by introducing gas and electricity price brakes) on consumers and companies as well as for measures to support gas importers that are significant for market stability and companies that are experiencing difficulties due to the energy crisis. At the beginning of November 2022, the purpose of the Economic Stability Fund (Wirtschaftsstabilisierungsfonds, WSF), which was originally established to tackle the economic consequences of the COVID-19 pandemic, was amended to also cover the mitigation of the economic consequences of the energy crisis. In addition, the WSF was also granted a credit authorization for 2022 in an amount of EUR 200 billion to finance planned government support measures under the protective shield.

Sources: Federal Ministry of Finance, German Draft Budgetary Plan 2023, October 2022 (https://www.bundesfinanzministerium.de/Content/EN/Standardartikel/Press_Room/Publications/Brochures/german-draft-budgetary-plan-2023.pdf?__blob=publicationFile&v=2); The Federal Government, The third relief package, “Germany stands united at this challenging time“, September 5, 2022 (https://www.bundesregierung.de/breg-en/news/third-relief-package-2123130); Bundesministerium der Finanzen., Monatsbericht Oktober 2022, Schlaglicht: Entschlossen durch die Energiekrise, Wirtschaftlicher Abwehrschirm und Gaspreisbremse: mit Entschlossenheit durch die Energiekrise, pages 8 et seq. (https://www.bundesfinanzministerium.de/Monatsberichte/2022/10/Downloads/monatsbericht-2022-10-deutsch.pdf?__blob=publicationFile&v=3); Bundesregierung, Neuausrichtung des WSF beschlossen, Finanzierung des 200-Milliarden-Euro-Abwehrschirms gesichert, October 28, 2022 (https://www.bundesregierung.de/breg-de/suche/wsf-kreditermaechtigung-2132830); Bundesministerium der Finanzen, Schnelle und spürbare Entlastungen in Milliardenhöhe, October 6, 2022 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Schlaglichter/Entlastungen/schnelle-spuerbare-entlastungen.html).

EU Response to Russia’s Invasion of Ukraine

The EU is continuing to take various actions to tackle the issue of rising energy prices and security of energy supply, which has worsened considerably since Russia’s invasion of Ukraine.

Ongoing action aimed at limiting extreme price volatility and helping to bring down energy prices as well as supporting the economy in the context of Russia’s invasion of Ukraine includes amending the Temporary Crisis Framework for State Aid to give Member States more leeway to support companies and finding ways to limit the impact of high gas prices on electricity prices.

Furthermore, on September 30, 2022, the EU energy ministers reached a political agreement on a proposal for a Council regulation on an emergency intervention to address high energy prices. The proposal provides for a voluntary overall reduction target of 10% of gross electricity consumption and a mandatory reduction target of 5% of the electricity consumption in peak hours. Furthermore, the proposed regulation would introduce a cap on market revenues for electricity producers, including intermediaries, that use so-called inframarginal technologies to produce electricity, such as renewables, nuclear and lignite, among others. Any revenue exceeding the cap would be collected by the Member States and redirected to energy consumers to alleviate the impact of high energy prices. The proposal also provides for a mandatory temporary solidarity contribution on the profits of businesses active in the crude petroleum, natural gas, coal, and refinery sectors, which would apply in addition to regular taxes and levies applicable in Member States.

In addition, on October 18, 2022, the Commission proposed a new emergency regulation to address high gas prices in the EU and ensure security of supply during the winter of 2022/2023. The proposed regulation

9

provides for joint gas purchasing, a price limiting mechanism and new measures on transparent infrastructure use, solidarity between Member States and demand management.

Sources: European Commission, Commission makes additional proposals to fight high energy prices and ensure security of supply, press release of October 18, 2022 (https://ec.europa.eu/commission/presscorner/detail/en/IP_22_6225); European Commision, EU’s response to the high energy prices and security of supply, Factsheet on EU actions on high energy prices and security of supply, October 18, 2022 (https://energy.ec.europa.eu/eus-response-high-energy-prices-and-security-supply_en); European Commission, Factsheet – Energy Emergency: Preparing, purchasing and protecting the EU together, October 18, 2022 (https://ec.europa.eu/commission/presscorner/detail/en/fs_22_6227); European Council of the European Union, Council agrees on emergency measures to reduce energy prices, press release of September 30, 2022 (https://www.consilium.europa.eu/en/press/press-releases/2022/09/30/council-agrees-on-emergency-measures-to-reduce-energy-prices/); European Commission, State aid: Commission further consults Member States on prolongation and adjustment of Temporary Crisis Framework, October 26, 2022 (https://ec.europa.eu/commission/presscorner/detail/en/ip_22_6403).

Monetary Policy

On October 27, 2022, the Governing Council of the European Central Bank (“ECB”) decided to raise the three key ECB interest rates by 75 basis points to 2.00% (main refinancing operations), 2.25% (marinal lending facility) and 1.50% (deposit facility), respectively, to ensure the timely return of inflation to its 2% medium-term inflation target. It had previously raised the three key ECB interest rates by 75 basis points on September 8, 2022, and by 50 basis points on July 21, 2022. The Governing Council stated that with this third major policy rate increase in a row, it has made substantial progress in withdrawing monetary policy accommodation and that it expects to raise interest rates further, basing the future policy rate path on the evolving outlook for inflation and the economy and following its meeting-by-meeting approach. According to the Governing Council, inflation remains far too high and will stay above the target for an extended period. The Governing Council’s monetary policy is aimed at reducing support for demand and guarding against the risk of a persistent upward shift in inflation expectations.

The Governing Council also decided to change the terms and conditions of the third series of targeted longer-term refinancing operations (“TLTRO III”), which played a key role in countering downside risks to price stability during the peak of the COVID-19 pandemic. At present, in view of the unexpected and extraordinary rise in inflation, the Governing Council believes that TLTRO III needs to be recalibrated to ensure that it is consistent with the broader monetary policy normalisation process and to reinforce the transmission of policy rate increases to bank lending conditions. The Governing Council therefore decided to adjust the interest rates applicable to TLTRO III. From November 23, 2022, until the maturity date or early repayment date of each respective outstanding TLTRO III operation, the interest rate on TLTRO III operations will be indexed to the average applicable key ECB interest rates over this period. The Governing Council also decided to offer banks additional voluntary early repayment dates and, in any case, will regularly assess how targeted lending operations are contributing to its monetary policy stance. Finally, in order to align the remuneration of minimum reserves held by credit institutions with the Eurosystem more closely with money market conditions, the Governing Council decided to set the remuneration of minimum reserves at the ECB’s deposit facility rate.

The Governing Council also reiterated that it stands ready to adjust all of its instruments within its mandate to ensure that inflation stabilizes at its 2% target over the medium term and that the Transmission Protection Instrument approved in July 2022 is available to counter unwarranted, disorderly market dynamics that pose a serious threat to the transmission of monetary policy across all euro area countries, thus allowing the Governing Council to more effectively deliver on its price stability mandate.

Sources: European Central Bank, ECB recalibrates targeted lending operations to help restore price stability over the medium term, press release of October 27,2022 (https://www.ecb.europa.eu/press/pr/date/2022/html/ecb.pr221027_1~c8005660b0.en.html); European Central Bank, Monetary policy decisions, press release of October 27, 2022 (https://www.ecb.europa.eu/press/pr/date/2022/html/ecb.mp221027~df1d778b84.en.html); European Central Bank, ECB temporarily removes 0% interest rate ceiling for remuneration of government deposits, press release of September 8, 2022 (https://www. https://www.ecb.europa.eu/press/pr/date/2022/html/ecb.pr220908~0705913289.en.html); European Central Bank, Monetary policy decisions, press release of September 8, 2022 (https://www.ecb.europa.eu/press/pr/date/2022/html/ecb.mp220908~c1b6839378.en.html); European Central Bank, Monetary policy decisions, press release of July 21, 2022 (https://www.ecb.europa.eu/press/pr/date/2022/html/ecb.mp220721~53e5bdd317.en.html).

General Considerations Relating to the COVID-19 Pandemic

According to the European Center for Disease Prevention and Control (“ECDC”), at the end of the week ended October 23, 2022 (“week 42”), small decreasing trends in the COVID-19 case rate in the EU and the European Economic Area (“EU/EEA”), among people aged 65 years and older, and death rates were

10

observed compared to the previous week. At the EU/EEA level, hospital and intensive care unit indicators have remained stable compared to the previous week. In many EU/EEA countries, the vaccination uptake for the second booster dose remains low in target groups. The vaccination rate in the population in EU/EEA countries has remained more or less unchanged over the past months, with mainly second booster doses being administered. Of the total population in EU/EEA countries as of the end of week 42, 72.6% had been fully vaccinated, i.e., received a primary course of vaccinations, 53.9% had received a first booster dose and 7.6% had received a second booster dose, whereas 75.3% had received at least one vaccination dose.

In Germany, COVID-19 infection rates in week 42 have decreased compared to the previous week, but this decrease could also be partly attributable to a change in contact and testing behavior due to school vacations in October 2022. The number of patients hospitalized with a sever acute respiratory infection and COVID-19 diagnosis (COVID-SARI) has remained stable in week 42. The Omicron subline B.A.5, which has been dominant in Germany since mid-June, has nearly replaced other virus variants. The vaccination rate in the German population has remained more or less unchanged over the past months, with mainly second booster doses being administered. Of the total German population, 76.3% had been fully vaccinated, 62.3% had received a first booster dose and 12.1% a second booster dose, whereas 77.9% had received at least one vaccine dose as of November 1, 2022.

Sources: European Centre for Disease Prevention and Control, Country overview report: week 42 2022, produced on October 27, 2022 (https://www.ecdc.europa.eu/en/covid-19/country-overviews); Robert Koch Institut, Wöchentlicher Lagebericht des RKI zur Coronavirus-Krankheit-2019 (COVID-19), October 27, 2022 (https://www.rki.de/DE/Content/InfAZ/N/Neuartiges_Coronavirus/Situationsberichte/Wochenbericht/Wochenbericht_2022-10-27.pdf?__blob=publicationFile); Bundesministerium für Gesundheit, Impf-Dashboard, as of November 2, 2022 (https://impfdashboard.de/).

11

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Nikola Steinbock
Name: Nikola Steinbock
Title: Chairwoman of the Management Board

By /s/ Stefan Goebel
Name: Stefan Goebel
Title: Managing Director

Date: November 3, 2022

12